KW 3/8



13031616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2013

Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Rydell 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

699 Walnut Suite 1300	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/12

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT RHOADES
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Aug 7 2014
ACTING IN COUNTY OF WASHTENAW

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation

Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2012



Sigma Financial Corporation

Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2012

Sigma Financial Corporation
Index
December 31, 2012

Page(s)



Independent Auditor's Report

To the Stockholder of Sigma Financial Corporation:

We have audited the accompanying financial statements of Sigma Financial Corporation, which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Financial Corporation at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515)246 3800, F: (515) 246 3811, www.pwc.com/us

under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2013

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515)246 3800, F: (515) 246 3811, www.pwc.com/us

Sigma Financial Corporation
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 7,705,082
Restricted cash	88,073
Commissions receivable	2,401,305
Interest receivable	8,090
Other receivables	311,359
Receivable from clearing broker	462,748
Representative fees receivable	67,145
Fixed assets, net of accumulated depreciation	92,461
Other assets	1,607,286
Total assets	$ 12,743,549
Liabilities and Stockholder's Equity	
Commissions payable	$ 3,370,506
Management fees payable	283,276
Accounts payable and other liabilities	1,357,962
Total liabilities	5,011,744
Stockholder's equity	
Common stock, $1 par value, 50,000 shares authorized, 8,704 shares issued and outstanding	8,704
Additional paid-in capital	1,650,000
Retained earnings	6,073,101
Total stockholder's equity	7,731,805
Total liabilities and stockholder's equity	$ 12,743,549

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Statement of Income
Year Ended December 31, 2012

Revenues	
Commissions	$ 53,369,392
Representative fees	1,975,782
Management fees	1,500,000
Account fees and other charges	794,503
Vendor sponsorships	467,104
Interest	99,098
Other	402,428
Total revenues	58,608,307
Expenses	
Commissions to representative	$ 45,504,511
Management fee expenses	5,495,959
Insurance	1,542,959
Litigation settlements and legal	2,067,589
Regulatory and licensing fees	297,563
Clearing and brokerage	815,677
Computer support and software	568,052
Other expenses	1,432,665
Total expenses	57,724,975
Net income	$ 883,332

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances, December 31, 2011	8,704	$ 8,704	$ 650,000	$ 5,331,229	$ 5,989,933
Net income				883,332	883,332
Additional paid-in capital from shareholders			1,000,000		1,000,000
Distributions to shareholder				(141,460)	(141,460)
Balances, December 31, 2012	8,704	$ 8,704	$ 1,650,000	$ 6,073,101	$ 7,731,805

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 883,332
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	20,347
Changes in assets and liabilities	
Decrease in restricted cash	97,020
Decrease in receivable from clearing broker	26,472
Increase in commissions receivable	(144,186)
Decrease in representative fees receivable	82,618
Decrease in interest receivable	44,478
Increase in other receivables	(7,500)
Increase in other assets	(523,202)
Increase in commissions payable	405,232
Increase in management fees payable	114,995
Decrease in accounts payable and other liabilities	(15,261)
Net cash provided by operating activities	984,345
Cash flows from investing activities	
Redemption of certificate of deposits	1,000,000
Cash flows from financing activities	
Cash Distributions to shareholder	(141,460)
Additional Paid-In Capital	1,000,000
Net cash provided by financing activities	858,540
Net increase in cash and cash equivalents	2,842,885
Cash and cash equivalents, beginning of year	4,862,197
Cash and cash equivalents, end of year	$7,705,082

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business
Sigma Financial Corporation ("Company") is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell.

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives which operate independent branch offices located throughout the United States of America and/or territories.

The Company introduces and clears its general securities trading activity through National Financial Services, LLC ("NFS") exclusively as of the December 31, 2012. During 2012, the Company changed its clearing firm from First Clearing, LLC to NFS.

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firms and does not hold customer funds or safekeep customer securities.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Uses of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses
Commission revenue, including dealer concessions from investment company shares, general securities, 1031 exchange tenant in common programs, alternative investments, insurance product, and servicing fees as well as related commission expense result from individual customer securities transactions and are recorded on a trade date or accrual basis in the accompanying statement of income.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as registration and licensing, technology support, and errors and omissions insurance which are recorded on the accrual basis.

Account fees and other charges in the statement of income consist of fees and other charges relating to customer accounts transactions and other revenues earned from its relationship with clearing firms.

Management fees are earned from Sigma Planning Corporation ("SPC"), a related entity, for services provided by B-D Ops, LLC and paid by the Company for SPC (Note 5).

The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on Company and customer deposits with the clearing firm. The clearing firm credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that the clearing firm earns on deposits and margin borrowings of customers introduced by the Company.

Sponsorship revenues are earned by providing vendors the opportunity to present their products at sales and educational conferences hosted by the Company. Sponsors are comprised primarily of life insurance and annuity companies and alternative investment sponsors that the Company offers their products and investments to customers. Sponsorship payments received in advance are recorded as unearned revenues and subsequently recognized as revenue when earned.

Other revenues in the statement of income include revenues earned in the normal course of business and consists mostly of representative licensing and registration processing fees.

In the statement of income, commission expenses are the amounts that are due to representatives for their commissions earned. Commission expense varies for each representative and is calculated as a percentage of commission revenues. Commission expense is recorded on a trade date or accrual basis.

Management expenses are costs incurred from the Company's relationship with related entities B-D Ops, LLC and Midland National Life for services provided to the Company (Note 5).

The Company incurs insurance expenses which relate to the errors and omissions policy, general business insurance policies, fidelity bonds and other various insurance expenses.

Litigation and legal fees consist primarily of costs incurred by Company for the defense of various litigation, arbitrations, and complaints brought against the Company due to customer transactions (Note 6).

Regulatory and licensing expenses are comprised of fees assessed by FINRA, state regulatory agencies, and Security Investor Protection Corporation for dues and costs associated with the securities industry.

Clearing and brokerage expenses are incurred for transactions and services that are provided to the Company by its clearing firms. Also included are conversion costs relating to the change of clearing firm.

The Company utilizes numerous software programs and related systems and are included in computer support and software on the statement of income. Some of the various systems and related software are used by the Company for financial planning and asset allocation, customer account servicing, and various others used in the normal course of business.

Other expenses in the statement of income include various expenses such as advertising expenses, conference costs, depreciation and other expenses incurred in the normal course of business.

Fair Value Measurement

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting

Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in an active, accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit primarily in corporate accounts and money markets at commercial banks. Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents represent amounts on deposit at financial institutions that that are legally restricted due to contract terms with NFS and other financial institutions or due to the SEC securities rules and regulations. Included on the statement of financial condition are balances on deposit in special reserve bank accounts for the exclusive benefit of customers and reserve requirements under Rule 15c3-3 of the SEC in the amount of $74, a restricted cash deposit for margin requirements at NFS in the amount of $75,000, and other cash balances on deposit with other financial institutions in the amount of $12,999 as of December 31, 2012.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 12 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2012:

Office equipment	$ 429,195
Less: Accumulated depreciation	(336,734)
Fixed assets, net of accumulated depreciation	$ 92,461

Income Taxes
The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, the Company is not subject to federal income tax. As such, each stockholder is liable for the taxes, if any, on their distributive share of income. The Company is, however, subject to various state assessments and fees for brokers doing business in the state. These amounted to $95,922 for the year ended December 31, 2012 and are recorded in other expenses in the statement of income.

2. Receivable from Clearing Broker

The receivable from clearing broker primarily represents the amounts due from NFS relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by NFS which are recorded on a trade date basis. Amounts receivable from and payable to NFS are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet*.

3. Other Assets

Included in other assets in the statement of financial condition is $1,061,328 pertaining to prepaid errors and omissions insurance expense which is amortized using the straight line method over the policy period.

On limited occasions, the Company provides financial support to newly contracted representatives by executing forgivable loans to the representative which are included in other assets in the Statement of Financial Condition. The loans have contract terms that require the representative to maintain yearly minimum production requirements for a stated period typically ranging from 3 to 7 years. The costs are amortized using a straight-line method over the stated period. The Company realizes the economic benefit once the representative reaches the minimum yearly production requirement and a portion of the loan principal is forgiven.

4. Stockholder's Equity

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in stockholder's equity.

5. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by Jerome S. Rydell and Sammons Securities, Inc., an affiliate of the Company. B-D Ops has a formal management services agreement with the Company and Sammons Securities Company, LLC ("SSC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SSC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SSC. Management fees are allocated between the Company and SSC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

Included in the statement of income is $5,495,959 relating to management fees to B-D Ops., of which $283,276 were payable as of December 31, 2012.

The Company also receives management fees from SPC, an affiliate. The management fees are calculated based on the revenues of SPC, a registered investment advisor. The statement of income includes $1,500,000 relating to management fees from SPC, of which $125,000 has been accrued in other receivables in the statement of financial condition as of December 31, 2012.

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business.

The Company has pending arbitrations and litigation actions as of December 31, 2012. The arbitrations and litigation have been brought against the Company for damages in the execution of securities transactions with claims ranging from $300,000 to $4,000,000. Some of the claims are not covered or are in excess of errors and omissions policy limits. For these claims the outcome of any arbitration is unknown at this time due to various circumstances. An estimate of loss for uncovered and unasserted claims cannot be reasonably estimated and the Company has accrued an estimate for defense costs. For claims that are covered under an errors and omissions policy the Company accrued the estimated costs for defense and potential losses of the claim while taking in consideration any policy coverage. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial statements.

At December 31, 2012, the Company recorded a reserve of $1,119,388 for potential losses and the defense in connection with these matters. This is included with litigation and legal fees in the statement of income.

7. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts at NFS and two financial institutions located in Michigan and Ohio. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The primary financial institution utilized by the Company is also a participant in the Temporary Unlimited FDIC Coverage for Noninterest-Bearing Transaction Accounts that covers noninterest bearing transaction accounts through December 31, 2012. At December 31, 2012, the Company did not have uninsured cash balances with the financial institutions but subsequently will have uninsured cash balances when the Temporary Unlimited Coverage for Noninterest-bearing Transaction Accounts expires. At December 31, 2012, the Company had $225,151 of cash on deposit at various financial institutions which is not insured by the FDIC.

8. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through February 27, 2013, which was the date these financial statements were issued. As of the date of issuance and subsequent to the balance sheet date the Company had five additional claims brought against the Company. The claims have been brought against the Company for damages in the execution of securities transactions with claims ranging from approximately $1,000,000 to $4,000,000. The Company will record a reserve of approximately $500,000 in 2013 for the defense of these subsequent claims.

9. Guarantees and Indemnification

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through NFS. Pursuant to the clearing agreement, NFS has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2012 there has not been a material reimbursement request received or outstanding.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, SFC had net capital of $5,337,068 which was $5,002,952 in excess of its required net capital of $334,116. SFC's ratio of aggregate indebtedness to net capital was .94 to 1.

The Company claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold customer funds or safekeep customer securities.

Supplemental Schedules

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Schedule I

Net capital		
Total stockholder's equity qualified for net capital		$ 7,731,805
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		337,285
Representative fees receivable		67,145
Other receivable		311,359
Fixed assets		92,461
Other assets		1,567,524
Total nonallowable assets		2,375,774
Other deductions and/or charges		2,996
Net capital before haircuts		5,353,035
Haircuts on other securities		15,967
Net capital		$ 5,337,068
Aggregate indebtedness		$ 5,011,744
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A) $	334,116
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		334,116
Excess net capital (net capital, less net capital requirement)		5,002,952
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 4,835,894
Ratio of aggregate indebtedness to net capital		.94 to 1

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2012.

Sigma Financial Corporation
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission
December 31, 2012 **Schedule II**

The Sigma Financial Corporation claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2012.



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Stockholder of Sigma Financial Corporation:

In planning and performing our audit of the financial statements of Sigma Financial Corporation (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515)246 3800, F: (515) 246 3811, www.pwc.com/us



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515)246 3800, F: (515) 246 3811, www.pwc.com/us

Schedule III – SIPC Supplemental Report



Report of Independent Accountants

To the Stockholder of Sigma Financial Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Sigma Financial Corporation for the year ended December 31, 2012, which were agreed to by Sigma Financial Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sigma Financial Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Sigma Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Agreed the payment that was already submitted with Form SIPC-6 to check number 104832 dated July 24, 2012 for $19,884 which is consistent with line 2B. In addition, agreed the payment to be submitted with Form SIPC-7 to check number 105461 dated February 14, 2013 for $19,886 which is consistent with line 2F of Form SIPC-7.
2. Compared the Total Revenue amount reported on Page 5, Line 9 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $58,608,307 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. No differences were noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, revenues from mutual funds and insurance products, of $42,700,328 to the 2012 Q1-Q4 Income Statement Trend, provided by the Company. This schedule was agreed to the underlying accounting records which were agreed to the Audited Statement of Operations. No differences were noted.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $15,907,980 and $39,770, respectively of the Form SIPC-7. No differences noted.
    b. Obtained the 2012 Income Statement Trend which included the total revenues from mutual fund and insurance products on line 2c(1) of Form SIPC-7 and recalculated the mathematical accuracy of this schedule. No differences were noted.
5. We noted that no overpayment was included on Form SIPC-7, page 1, item 2H

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515)246 3800, F: (515) 246 3811, www.pwc.com/us

This report is intended solely for the information and use of management and the board of directors of Sigma Financial Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013


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